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September 6, 2024

Board of Trustees

The Charles Schwab Family of Funds

Schwab Variable Share Price Money Fund

211 Main Street

San Francisco, CA 94105

Board of Trustees

The Charles Schwab Family of Funds

Schwab Government Money Fund

211 Main Street

San Francisco, CA 94105

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Schwab Variable Share Price Money Fund (the “Acquired Fund”), a separate series of The Charles Schwab Family of Funds, a Massachusetts business trust (the “Trust”), and to Schwab Government Money Fund (the “Surviving Fund”), also a separate series of the Trust, and to the holders of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of substantially all of the assets of the Acquired Fund to the Surviving Fund in exchange solely for shares of beneficial interest of the Surviving Fund (the “Surviving Fund Shares”) and the assumption of Acquired Fund’s liabilities by the Surviving Fund, followed by the distribution of the Surviving Fund Shares received by Acquired Fund in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of June 6, 2024, executed by the Trust on behalf of the Surviving Fund and the Acquired Fund.

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For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the Registration Statement, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of the Surviving Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Surviving Fund:

1.	The transfer by the Acquired Fund of all of its assets to the Surviving Fund in exchange solely for the Surviving Fund Shares and the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund followed by the distribution of the Surviving Fund Shares to the shareholders of the Acquired Fund in exchange for their Acquired Fund Shares in complete liquidation and termination of the Acquired Fund will constitute a tax-free reorganization within the meaning of section 368(a) of the Code.

2.	No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Surviving Fund in exchange solely for the Surviving Fund Shares and the assumption by the Surviving Fund of all of the liabilities of the Acquired Fund.

3.	No gain or loss will be recognized by the Acquired Fund upon the distribution of Surviving Fund Shares to the shareholders of the Acquired Fund.

4.	No gain or loss will be recognized by the Surviving Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Surviving Fund

Dechert LLP

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Shares and the assumption by the Surviving Fund of the liabilities of the Acquired Fund.

5.	The tax basis of the assets of the Acquired Fund received by the Surviving Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the exchange.

6.	The holding periods of the assets of the Acquired Fund received by the Surviving Fund will include the respective periods during which such assets were held by the Acquired Fund (except where investment activities of the Surviving Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.	No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for the Surviving Fund Shares (including fractional shares to which they may be entitled).

8.	The aggregate tax basis of the Surviving Fund Shares received by each shareholder of the Acquired Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor.

9.	The holding period of the Surviving Fund Shares received by each shareholder of the Acquired Fund (including fractional shares to which such shareholder may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset as of the Closing Date of the Reorganization,

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement. Without limiting the foregoing, we express no opinion as to the effect of the Reorganization on the Acquired Fund or the Surviving Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Dechert LLP

Page 4 Schwab Variable Share Price Money Fund – Schwab Government Money Fund September 6, 2024

We hereby consent to the filing of this opinion as an exhibit to the Form N-14 and to all references to our firm therein.

Very truly yours,

/s/ Dechert LLP

Dechert LLP

Dechert LLP